Exhibit 99.1

Company Contacts:
Pasquale (Pat) Di Lillo
Vice President, Chief Financial and Administrative Officer
(514) 397-2592

Eva Hartling
Vice President, Marketing and Communications
(514) 397-2496

BIRKS GROUP ANNOUNCES FAVORABLE AMENDMENTS AND AN EXTENSION TO

ITS SENIOR CREDIT FACILITIES

Montreal, Quebec. December 21, 2016 - Birks Group Inc. (the “Company” or “Birks Group”) (NYSE MKT: BGI), which operates 47 luxury jewelry stores across Canada, Florida and Georgia, today announced an extension and favorable amendments to its senior credit facilities. The Company’s $110 million senior secured revolving credit facility, which was set to expire in August 2017, has been extended to November 2021, and the interest rate charged on the facility is reduced by 75 basis points per annum. The Company has also amended the terms of its senior secured term loan to extend the maturity from August 2018 to May 2021 and to reduce the term loan amount from $33 million to $28 million. The $5 million reduction is expected to be borrowed under the senior secured revolving credit facility at a much lower interest cost. In addition, as part of the amendments, the Company will benefit from advantageous modifications to its covenants, which combined with the reduction in interest costs, will increase the Company’s borrowing capacity by up to $5 million during certain periods of the year. The additional borrowing capacity will allow the Company to continue to invest in its strategic and growth initiatives.

Jean-Christophe Bédos, President and Chief Executive Officer of Birks Group, commented: “We are very pleased with the great support that we have received from our lenders in amending our senior credit facilities which extends the duration for a further term of more than four years at more favorable terms and at a lower interest cost for the Company. We feel encouraged that our lenders have recognized management’s efforts to restructure the Company and to improve the performance of its retail operations. The additional borrowing capacity under our newly amended senior credit facilities will allow us to continue to implement strategies to generate sales growth and improve profitability.”

About Birks Group Inc.

Birks Group is a leading operator of luxury jewelry stores in Canada and in the United States. As of December 21, 2016, we operated 27 stores under the Birks brand in most major metropolitan markets of Canada, 17 stores in Florida and Georgia under the Mayors brand, one store under the Rolex brand name and two retail locations in Calgary and Vancouver under the Brinkhaus brand. Birks was founded in 1879 and developed over the years into Canada’s premier retailer, designer and manufacturer of fine jewelry, timepieces, and gifts. Mayors was founded in 1910 and has maintained the intimacy of a family-owned boutique while becoming renowned for its fine jewelry, timepieces, giftware and service. Additional information can be found on the Birks Group web site, www.birksgroup.com.

Forward Looking Statements

This press release contains certain “forward-looking” statements concerning the Company’s performance and strategies, including the Company’s expectations that the amendment and extension of its credit facilities will allow the Company to continue investing in its strategic and growth initiatives and the additional borrowing capacity will allow the Company the necessary financing to continue to implement strategies to generate sales growth and improve profitability. Because such statements include various risks and uncertainties, actual results might differ materially from those projected in the forward-looking statements and no assurance can be given that we will meet the results projected in the forward-looking statements. These risks and uncertainties include, but are not limited to the following: (i) economic, political and market conditions, including the economies of the U.S. and Canada, which could adversely affect our business, operating results or financial condition, including our revenue and profitability, through the impact of changes in the real estate markets (especially in the state of Florida), changes in the equity markets and decreases in consumer confidence and the related changes in consumer spending patterns, the impact on store traffic, tourism and sales; (ii) the impact of fluctuations in foreign exchange rates, increases in commodity prices and borrowing costs and their related impact on the Company’s costs and expenses; (iii) the Company’s ability to maintain and obtain sufficient sources of liquidity to fund its operations, to achieve planned sales, gross margin and net income, to keep costs low, to implement its business strategy, maintain relationships with its primary vendors, to mitigate fluctuations in the availability and prices of the Company’s merchandise, to compete with other jewelers, to succeed in its marketing initiatives, and to have a successful customer service program. Information concerning factors that could cause actual results to differ materially are set forth under the captions “Risk Factors” and “Operating and Financial Review and Prospects” and elsewhere in our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2016 and subsequent filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.